INVEST IN **VEGETABLE + BUTCHER**

# this is food for better



vegetableandbutcher.com Washington, DC

## Highlights

1. $40M+ in sales since inception in 2016, 2.5M+ meals served.

2. $6M+ raised from top investors backing our vision.

3. 65%+ annualized subscription revenue growth since new facility launch in Oct. 2024.

4. 40%+ gross profit margin with a +10:1 customer lifetime value to acquisition cost.

5. $300B+ healthy meal delivery market growing 13% annually.

6. Broad customer base and subscribers with 100,000+ email list.

7 Tech-driven platform to meet customers' needs and streamline operations.

8 100% carbon offset, 50,000 meals donated, and 50,000 lbs. of food waste composted.

## Featured Investors



**Darren Clifford**
Syndicate Lead

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Invested $434,982

Founder | Investor | ex-McKinsey & Co | Helping Companies Scale & Succeed in a Changing World

"I've been involved with Vegetable + Butcher since it was an idea on the back of a napkin. What started as a vision has become a fast-growing meal subscription service that redefines convenient, healthy eating. By delivering nutrient-dense, scratch-made meals sourced from local farms, V+B makes it easier for people to lead healthier, more sustainable lifestyles. The market of health-conscious consumers continues to expand, creating significant growth potential for V&B. Founders Turner Hoff and Ariane Valle have built a brand that resonates with those seeking convenient and better nutrition. I'm excited to support their mission as they scale nationwide"



**David B. Daniel**

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Invested $475,000

Private Investor / Retired Carlyle Group Global Partner

"My professional career was focused on strategic investments and capitalizing on emerging investment trends. As a private investor I have sought opportunities that resonated not only with my professional experience but also with my personal values. This quest led me to Vegetable + Butcher, a company committed to providing healthy, prepared meals with an emphasis on freshness and sustainability. One of the primary factors that attracted me to invest in Vegetable + Butcher was their meticulously crafted business plan. The business plan was not only detailed but also adaptive, displaying a deep understanding of market demands. The emphasis on freshness and sustainability is not just a marketing ploy but a core principle that drives the company's operations. Another

compelling reason for my investment is the enthusiasm and commitment demonstrated by the founders, Turner and Ariane. It is evident that their passion for the business is matched by their strategic vision. They are not only passionate to succeed but also have a genuine commitment to their mission of offering nutritious, sustainable, and delicious meals. In the fast-paced and ever-changing world of the food industry, challenges are inevitable. What sets Turner and Ariane apart is their ability to embrace these challenges with unwavering creativity and enthusiasm. They view obstacles not as setbacks but as opportunities for growth and innovation. This mindset has been instrumental in navigating the complexities of the market and adapting to the evolving needs of their loyal and growing clientele. Looking ahead, I am confident that Vegetable + Butcher is poised for significant growth. Their innovative approach, combined with their commitment to quality and sustainability, positions them well to capitalize on the increasing demand for healthy, convenient meal options. It is immensely gratifying to support a venture that aligns with my values and has the potential to make a positive impact on people's lives."

**TEDCO** Follow

Invested $500,000

TEDCO, the Maryland Technology Development Corporation, enhances economic empowerment growth through the fostering of an inclusive entrepreneurial innovation ecosystem.

**Katherine Hill Ritchie, Senior Director of TEDCO's Venture Funds**

"Vegetable + Butcher works to implement innovative technology to combat a prevalent problem in the MaaS industry. This investment is just one example of how TEDCO supports technology innovations across all trades to grow Maryland's economy."

View Investment Memo



**Steven Freidkin** Follow

Founder & CEO of Ntiva | Growth-Minded Leader | Father of Five

"As a CEO and father of five, time is one of my most valuable resources. Vegetable + Butcher has been a game-changer—

not just in delivering healthy, delicious meals, but in giving me back time to focus on what matters most: my kids, my work, and my well-being. I invested because I believe in backing founders whose passion and work ethic shine through in everything they do—and Turner, Ariane, and the V+B team exemplify that. Their commitment to quality and purpose is unmatched. I believe this product delivers on a need many of us have, and I'm excited and grateful for the opportunity to be part of their journey."



**Marc Katz** Follow

**E-commerce entrepreneur Marc Katz, founding CEO of Custom Ink, led the company for 25 years with a focus on purpose, people, and growth. Now an early-stage investor and advisor, he supports aspiring business and philanthropic leaders.**

"I'm a V+B investor and advisor because of the super compelling value proposition ("healthy eating on autopilot"), powerful localized operating model, excellent customer-level economics, and talented founders. The market is huge, so this has the potential to be a large and profitable business that makes a real difference to millions of people."

# Our Team



### David Turner Hoff, Jr. Founder + CEO

Turner's background is in real estate private equity and investment at The Carlyle Group and J.P. Morgan before co-founding V+B. With expertise in finance and strategy, he drives the company's mission. MBA from Rice University and BBA from U of San Diego.



### Ariane Valle Founder + CXO

Ariane started in the food industry at Sweetgreen and Knightsbridge Restaurant Group before co-founding V+B to fill the need she saw for nutritious meals. Ariane excels in customer-focused innovation and began her studies at Penn State University.



### Josiah Hart Chief Technology Officer

With 22+ years in tech and experience as a COO, Josiah



leads V+B's tech strategy, driving scalable solutions that enhance growth and customer experience. He holds an MBA from Dallas Baptist University and a strong track record in software innovation.



Priss Agpawa Director of CX Experience

Priss applies her 20+ years of experience at companies like Dell to optimize operations and customer success at V+B. She's pivotal in building a strong CX team and enhancing service processes to improve customer engagement and satisfaction.



Colin Moncton VP of Finance

Colin brings 15+ years in financial management, including leading startups and founding his own business. A graduate of Michigan State University's Economics program, he drives V+B's financial strategy and operational efficiency.



Ben Tenner Director of Culinary Operations

Ben, a University of Maryland alum, brings 15+ years of culinary expertise from top-tier kitchens. At V+B, he focuses on innovative menus, quality, and streamlined operations to deliver healthy, flavorful meals that scale with growth.

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## Invest in the future of better food

We're Vegetable + Butcher, a tech-powered platform revolutionizing the world of prepared meals. By aligning the entire commerce value chain with the wisdom of food as medicine, we're delivering delicious, plant-forward meals that put nutrition on autopilot while respecting our planet. We offer a healthier, greener future tapping into the rapidly growing market for sustainable and healthful food solutions. Together, we can build a nutritious tomorrow.




The Butcher

## Live more, worry less

We believe ***food is the most powerful medicine***—and a cornerstone of true well-being. But let's face it: maintaining a healthy diet isn't as simple as taking a pill. Life is busy, and even with the best intentions, preparing fresh, nourishing meals every day can feel impossible. That's where we step in.

Our mission is clear: to save time and help everyone live healthier lives, one meal at a time. With just a few clicks, we can set health goals, share preferences, and handle the rest. We curate a menu of seasonal, scratch-made, and nutrient-packed meals delivered straight to the doorstep, on the specific requested schedule.



## Our foundation

Vegetable + Butcher was born in 2016 from personal experience. We know what it's like to struggle with restrictive diets, confusing ingredient labels, and uninspiring meals. We searched for a solution that combined convenience, transparency, and uncompromising quality—but nothing fit the bill. So, we decided to create it ourselves. Our journey started as a way to solve our

own needs, and it has grown into a shared mission to help others prioritize health without sacrificing taste or time.


BETTER SOURCING
We support 30+ local farms and use only pasture-raised and grass-fed animal proteins.
BETTER NUTRITION
Our menu features 40+ superfoods, and we never use refined sugar or artificial ingredients.
BETTER CONVENIENCE
We deliver to your doorstep three times per week in insulated reusable cooler bags.
BETTER LIFE
We prioritize nutritious foods that sharpen the mind, energize the body, and support immunity.

## Our promise

We're more than a meal delivery service—we're a partner in the wellness journey. Our promise is simple but unwavering:

- **Thoughtful:** Every meal is designed with health in mind, using sustainably sourced, organic ingredients from our farm partners and distributors.
- **Transparent:** Everyone always knows what's on their plate—no secrets, no shortcuts. Our meals all have the ingredients and nutrition information printed right on them.
- **Fresh:** From farm to fork, our fresh meals are made to nourish and satisfy a balanced diet, ***always every time.***

Our costumers are not just making a commitment to better eating—they're reclaiming their time and prioritizing their health, stress-free.


PRE LAUNCH
GO TO MARKET
EXPANSION
2017
Achieved product-market fit and began testing GTM strategies
2018
Optimized omnichannel GTM programs and prepared for scale
2019
Built core technologies that power a vertically integrated model
2020 - 2021
Proved profitability and began expansion into MD/VA
2022
Secured 46k sf industrial space for regional production + distribution center
2023
Raise institutional capital to grow core business and fuel regional expansion
2024
Develop turnkey solution for expansion to new geographies
2025
Execute new market expansion in 1-2 target geographies

# Our path to success

We see growth as being driven by a commitment to excellence over speed. Over the past 9 years, we've been focused on perfecting the experience for our current customers before expanding into new areas. This dedication to doing things right ensures that every step we take is deliberate, sustainable, and impactful as we go forward into new markets.

| | 1st V+B | THISTLE | TERRITORY | SAKARA | DAILY HARVEST | cook·unity |
|---|---|---|---|---|---|---|
| DIETITIAN-APPROVED MENU | + | + | + | + | — | — |
| ROTATING WEEKLY MENU | + | + | — | + | — | — |
| DELIVERED FRESH, NOT FROZEN | + | + | + | + | — | + |
| CLOSED-LOOP, ZERO-WASTE SUPPLY CHAIN | + | — | — | — | — | — |
| DELIVERIES/SHIPMENTS PER WEEK | 3 | 2 | 2 | 2 | 1 | 1 |
| AVERAGE CUSTOMER RATING (YELP, GOOGLE, FACEBOOK) | 4.6 | 3.5 | 3.7 | 3.5 | 3.0 | 3.7 |

### Recent Background

Once V+B reached full capacity two years ago, we strategically reduced marketing and advertising efforts by 70% while maintaining steady operations and planning for the launch of our new, larger facility. The new facility has helped met the demands of our growing waitlist and positioned us for scalable growth.

### Today

Since restarting marketing and promotion in August 2024, following the facility's opening, we have added 550 new subscribers by the end of January 2025, driving over a ***$200,000 increase*** in monthly subscription revenue—a ***41% growth in just six months*** bringing us to over $700,000 in monthly recurring revenue from subscriptions.


/ PERFORMANCE UPDATE – ACTIVE SUBSCRIPTION CUSTOMERS (#, DAILY) x PAID DIGITAL AD SPEND ($, DAILY)
2,400
2,300
$6,000
$5,250
3
Reintroducing paid digital advertising upon launching new facility is driving largest T12M


subscriber growth (+70% annualized growth rate)
2,100
2,000
1,900
1,800
1,700
1,600
$3,750
$3,000
$2,250
$1,500
$750
$-
1
Organic subscriber acquisition offsets churn, indicating a stable subscriber base in the absence of ad spend
2
Secured $750,000 marketing line of credit to begin scaling ad spend (LOC allows up to $50,000/month)
4
Currently pacing toward +$75,000 in digital ad spend for January 2025
Active Subscription Customers (#)
Paid Digital Ad Spend ($)

### The Plan

We are now fully utilizing our new facility, its operational efficiencies and a 110,000+ person email list under our 4-point plan:

1. **Preparing for Scale While Focused on Strategies for Sustained Growth:** With our significant growth in recent months, we are implementing key strategies to ensure this momentum continues:

2. **State-of-the-Art Manufacturing Facility:** Our newly opened facility has increased production capacity by up to 5x, centralized operations, and improved efficiency—reducing costs by 2-3%. This investment lays the foundation for scalable, profitable growth, enabling us to meet surging demand and expand further. We have the ability to grow 10x within this facility down the line as needed.

3. **Diversified Growth Strategy:** By expanding beyond a single channel, we're optimizing advertising efficiency, lowering customer acquisition costs, and creating a more balanced and scalable revenue model. This approach strengthens our ability to grow sustainably while reaching more customers than ever before.

4. **Innovative Products and Technology:** Our data-driven platform integrates cutting-edge insights and automation to deliver weekly menus our customers love while refining operational efficiency. By leveraging these innovations, we're building stronger connections with our customers, keeping them excited, engaged, and coming back for more as we grow.





## Accelerating factors driving demand

Health and convenience are driving rapid growth in the meal delivery market, which is projected to grow by 14% annually through 2031, reaching over $10B. Unlike mass-produced competitors, V+B delivers fresh, nutritious meals sourced from local farms and producers.

The global home delivery market has grown significantly since 2020, projected to reach $1.92 trillion by 2029, with 192.5M users. Additionally, the fresh food industry is expected to hit $153B by 2032, underscoring the strong demand for sustainable, high-quality options.

- **Rising Consumer Demand for Transparency**: Over 70% of consumers prefer brands that are transparent about sourcing and production practices, a core pillar of V+B's mission.
- **Increased Focus on Sustainability**: As environmental awareness grows, consumers are prioritizing brands committed to reducing food waste and carbon footprints.
- **Busy Lifestyles Fueling Convenience**: With 57% of households reporting time constraints, meal delivery services offer a practical solution without compromising on health.
- **Repeat Purchase Behavior**: Subscription models in meal delivery have shown to foster loyalty, with retention rates as high as 85% when paired with personalized offerings.
- **Strong Market Adoption in Key Demographics**: Millennials and Gen Z, who account for 62% of delivery users, show consistent preference for fresh, high-quality meals that align with their values. Additionally, many older adults rely on meal delivery for convenient access to nutritious food when cooking or transportation becomes challenging.



# Who's onboard

Our deep bench of investors and advisors have decades of experience across the key verticals essential for scalable growth.